UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2024

Commission File Number: 1-8481

BCE Inc.

(Translation of registrant’s name into English)

1, Carrefour Alexander-Graham-Bell,

Verdun, Québec, Canada H3E 3B3

(514) 870-8777

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the document attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Date: May 22, 2024	By:	(signed) Martin Cossette
	Name:	Martin Cossette
	Title:	Corporate Secretary